

July 29, 2011

Via E-mail
Robert F. Kuzloski, Esq.
Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road, Pembroke
HM 08 Bermuda

> **Re:** **Transatlantic Holdings, Inc.**
> **Schedule TO-T filed by Validus Holdings, Ltd.**
> **Filed on July 25, 2011**
> **File No. 005-41434**
>
> **Validus Holdings, Ltd.**
> **Registration Statement on Form S-4**
> **Filed on July 25, 2011**
> **File No. 333-175774**

Dear Mr. Kuzloski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Exchange

Conditions of the Exchange Offer, page 79

1.    All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the

expiration of the offer, not merely "substantially concurrently therewith." Please revise the language accordingly.

2.    You refer in the Pending Litigation Condition to a "threatened" litigation, suit, claim, action, proceeding, hearing or investigation. A determination of this nature appears to be subjective, such that a security holder may not be able to verify whether this condition has been satisfied. Please revise to include an objective standard for the determination as to whether this condition has been satisfied. Similarly, please revise the "Credit Facilities Condition" so that it is based on objective criteria.

3.    We refer to the disclosure in the last paragraph of this section regarding your failure to assert conditions. Please note that if a condition is triggered and you determine to proceed with the offer anyway, we believe that this amounts to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. In addition, when a condition is triggered by events that occur prior to expiration, you should promptly inform holders of how you intend to proceed, rather than wait until expiration, unless satisfaction of the particular condition may be determined only upon expiration. Please confirm your understanding of these points.

Source and Amount of Funds, page 85

4.    Please disclose the stated and effective interests rates and the term of the Existing Three-Year L/C Facility, and file the agreement as an exhibit to your Schedule TO, or advise. See Item 1007(d)(1) and Item 1016(b) of Regulation M-A.

5.    Please disclose any alternative financing arrangements or plans and any plans or arrangements to finance or repay the loan, or, in each case, if none, so state. See Item 1007(b) and Item 1007(d)(2) of Regulation M-A.

Additional Note Regarding the Exchange Offer, page 128

6.    You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d-10(b)(2), note that Rule 14d-10(b)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:     Via E-mail
        Todd E. Freed, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP